Exhibit 99.3

Management's Discussion and Analysis

Aurinia Pharmaceuticals Inc.

YEAR END 14

For the year ended December 31, 2014

Aurinia

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

The following Management’s Discussion and Analysis of Financial Condition or MD&A and Results of Operations provides information on the activities of Aurinia Pharmaceuticals Inc. (“Aurinia” or the “Company”) on a consolidated basis and should be read in conjunction with the Company’s audited consolidated financial statements and accompanying notes for the year ended December 31, 2014. This MD&A has been prepared with reference to National Instrument 51-102“Continuous Disclosure Obligations” of the Canadian Securities Administrators. All amounts are expressed in United States dollars unless otherwise stated. Dollar amounts in tabular columns expressed in thousands of United States dollars. This document is current in all material respects as of March 26, 2015.

The financial information contained in this MD&A and in the Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards or IFRS as issued by the International Accounting Standards Board or IASB. The audited consolidated financial statements and MD&A have been reviewed by the Company’s Audit Committee and approved by the Board of Directors.

Forward-looking Statements

A statement is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as “anticipate”, “believe”, “intend”, “expect”, “goal”, “may”, “outlook”, “plan”, “seek”, “should”, “strive”, “target”, “could”, “continue”, “potential” and “estimated”, or the negative of such terms or comparable terminology. You should not place undue reliance on the forward-looking statements, particularly those concerning anticipated events relating to the development, clinical trials, regulatory approval, and marketing of the Company’s products and the timing or magnitude of those events, as they are inherently risky and uncertain.

Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the Company’s future prospects and make informed investment decisions. These statements may include, without limitation:

•	plans to fund the Company’s operations;

•	statements concerning strategic alternatives and future operations;

•	partnering activities;

•	summary statements relating to results of the past voclosporin trials, plans to advance the development of voclosporin;

•	statements concerning partnership activities and health regulatory discussions;

•	the timing of completion of patient enrollment in the Company’s AURA-LV and AURION studies;

•	the Company’s intention to seek regulatory approvals in the United States and Europe for voclosporin;

•	the Company’s intention to seek additional corporate alliances to support the commercialization of its products;

•	the Company’s intention to demonstrate that voclosporin possesses pharmacologic properties with the potential to demonstrate best-in-class differentiation with first-in-class status for the treatment of LN outside of Japan;

•	the Company’s intention to use the LN Phase 2b clinical trial program to gain a clearer understanding of voclosporin’s time to onset of action in patients suffering from LN;

•	the Company’s belief that recent granted formulation patents regarding the delivery of voclosporin to the ocular surface for conditions such as dry eye have the potential to be of therapeutic value;

•	the Company’s belief that voclosporin has further potential to be of therapeutic value in other autoimmune indications and in the prevention of transplant rejection;

•	the Company’s intention to seek regulatory approval in other jurisdictions in the future and initiate clinical studies;

•	the Company’s anticipated future financial position, future revenues and projected costs; and

•	plans and objectives of management.

These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that:

•	Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this MD&A and represent the Company’s expectations as of that date.

•	Forward-looking statements in this MD&A describe the Company’s expectations as of March 26, 2015;

•	Actual results could be materially different from what the Company expects if known or unknown risks affect its business, or if the Company’s estimates or assumptions turn out to be inaccurate. As a result, the Company cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements;

•	Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of mergers, acquisitions, other business combinations or transactions, dispositions, sales of assets, asset write-downs or other charges announced or occurring after the forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them. Accordingly, the expected impact cannot be meaningfully described in the abstract or presented in the same manner as known risks affecting the Company’s business;

•	The Company disclaims any intention and assume no obligation to update any forward-looking statements even if new information becomes available, as a result of future events or for any other reason.

Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, performance, or achievements to differ materially from any further results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause such differences include, among other things, the following:

•	The need for additional capital in the longer term to fund the Company’s development programs and the effect of capital market conditions and other factors on capital availability;

•	Difficulties, delays, or failures the Company may experience in the conduct of and reporting of results of its clinical trials for voclosporin, and in particular its current LN Phase 2b clinical trial.

•	Difficulties, delays or failures in obtaining regulatory approvals for the initiation of clinical trials;

•	Difficulties, delays or failures in obtaining regulatory approvals to market voclosporin;

•	Difficulties the Company may experience in completing the development and commercialization of voclosporin;

•	Insufficient acceptance of and demand for voclosporin;

•	Difficulties, delays, or failures in obtaining appropriate reimbursement of voclosporin; and/or

•	Difficulties that the Company may experience in identifying and successfully securing appropriate corporate alliances to support the development and commercialization of its products.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. The forward-looking statements are made as of the date hereof and the Company disclaims any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For additional information on risks and uncertainties please see the “Risks and Uncertainties” section of this MD&A. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct.

Additional information related to Aurinia, including its most recent Annual Information Form, is available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com or the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) website at www.sec.gov/edgar.

OVERVIEW

THE COMPANY

Corporate Structure

Name, Address and Incorporation

Aurinia Pharmaceuticals Inc. or the “Company” is a biopharmaceutical company with its head office located at #1203-4464 Markham Street, Victoria, British Columbia V8Z 7X8 where clinical, regulatory and business development functions of the Company are conducted. The Company has its registered office located at #201, 17904-105 Avenue, Edmonton, Alberta T5S 2H5 where the finance function is performed. The office of the Chief Executive Officer is located in Bellevue, Washington.

Aurinia Pharmaceuticals Inc. is organized under the Business Corporations Act (Alberta). The Company’s Common Shares are currently listed and traded on the NASDAQ Global Market (“NASDAQ”) under the symbol “AUPH” and on the Toronto Stock Exchange (“TSX”) under the symbol “AUP”. The Company’s primary business is the development of a therapeutic drug to treat autoimmune diseases, in particular lupus nephritis.

The Company has the following wholly-owned subsidiaries: Aurinia Pharma Corp. (formerly private Aurinia Pharmaceuticals Inc.), Aurinia Pharmaceuticals, Inc. (Delaware incorporated) and Aurinia Pharma Limited (UK incorporated).

Summary Description of Business

Aurinia is focused on the development of its novel therapeutic immunomodulating drug candidate, voclosporin, which is a next generation calcineurin inhibitor (“CNI”). It has been studied in kidney rejection following transplantation, psoriasis and in various forms of uveitis (an ophthalmic disease).

The Company has rebranded, restructured and refocused itself over the past year and modified its strategy to focus on the development of voclosporin for the treatment of lupus nephritis (“LN”). The mechanism of action of voclosporin, a CNI, has been validated with certain first generation CNIs for the prevention of rejection in patients undergoing solid organ transplants and in several autoimmune indications, including dermatitis, keratoconjunctivitis sicca, psoriasis, rheumatoid arthritis, and for LN in Japan. The Company believes that voclosporin possesses pharmacologic properties with the potential to demonstrate best-in-class differentiation with first-in-class regulatory approved status for the treatment of LN outside of Japan.

LN Clinical development program

In June, 2014, AURINIA announced the initiation of its global 258 patient LN Phase 2b clinical trial to evaluate the efficacy of voclosporin as a treatment for LN. LN is an inflammation of the kidney that if untreated or inadequately treated can lead to end-stage renal disease, the requirement for life-long dialysis, or death.

The LN Phase 2b clinical trial, called “AURA–LV” (Aurinia Urine protein Reduction in Active Lupus with voclosporin) or AURA, is being conducted in approximately 22 countries and is a randomized, controlled, double-blind study comparing the efficacy of voclosporin against placebo in achieving remission in patients with active LN. The AURA-LV study is designed to demonstrate that voclosporin can induce a rapid and sustained reduction of proteinuria in the presence of extremely low steroid exposure and fulfill specific regulatory requests. It will compare two dosage groups of voclosporin (23.7mg and 39.5mg) administered with mycophenolate mofetil (MMF) vs. MMF alone. All patients will also receive oral corticosteroids as background therapy. There will be a primary analysis to determine complete remission at week 24 and various secondary analyses at week 48 which include biomarkers and markers of non-renal SLE. Patient recruitment is scheduled for completion in the third quarter of 2015.

In support of this large, randomized, LN Phase 2b clinical trial, the Company announced on February 9, 2015, the initiation of an open label, exploratory study to assess short term predictors of response using voclosporin in combination with MMF, in patients with active LN. “AURION” (Aurinia early Urinary protein Reduction Predicts Response) will examine biomarkers of disease activity at 8 weeks and their ability to predict response at 24 and 48 weeks. Patient enrollment of this small pilot study is scheduled to be completed by the end of the third quarter of 2015.

The results from the AURION will contribute to the growing base of clinical data derived from the entire ongoing LN Phase 2b clinical trial program. A more clear understanding of voclosporin’s time to onset of action in patients suffering from LN may be gained.

CORPORATE DEVELOPMENTS IN 2014

Listing on NASDAQ – September 2, 2014

The Company received approval from the NASDAQ Listing Qualifications Department to list its common shares on the NASDAQ Global Market and commenced trading on September 2, 2014 under the trading symbol “AUPH”. The common shares of the Company also trade on the TSX under the trading symbol “AUP”.

Private Placement Financing – February 14, 2014

On February 14, 2014 the Company completed a $52 million private placement (the “Offering”). The proceeds from the Offering are being used for the LN Phase 2b clinical trial currently underway, general corporate and working capital purposes.

The financing was led by venBio, New Enterprise Associates, Redmile Group, RA Capital Management, Great Point Partners, and Apple Tree Partners, with participation from various other institutional investors, including existing shareholders Lumira Capital, ILJIN Life Science Co., Ltd. and Difference Capital.

Under the terms of the Offering, the Company issued 18.92 million units (the “Units”) at a subscription price per Unit of $2.7485, each Unit consisting of one common share and one-quarter (0.25) of a common share purchase warrant (a “Warrant”), exercisable for a period of five years from the date of issuance at an exercise price of $3.2204.

In addition, in the event that the Company did not reduce the size of its Board of Directors to seven directors within 90 days following closing of the Offering, an additional 0.1 Warrants would have been issued for each Unit purchased by a subscriber for every additional 90-day period delay, up to a maximum of 0.35 Warrants per Unit. This represented a maximum of 6.62 million additional Warrants. If the Company did not obtain approval to list its common shares on NASDAQ within 12 months following the closing of the Offering, the Company had agreed to issue an additional 0.1 Warrants for each Unit purchased by a subscriber for every 90-day period delay, up to a maximum of 0.35 Warrants per Unit. This represented a maximum of 6.62 million additional Warrants. The Company reduced the Board to seven directors and obtained a NASDAQ listing within the required time limits and therefore the Company has extinguished these contingent warrant liabilities.

All securities issued in connection with the Offering were subject to a four-month hold period from the date of issuance in accordance with applicable securities law, which expired on June 15, 2014 for the securities issued at closing.

Leerink Partners LLC acted as lead placement agent and Canaccord Genuity Corp. acted as co-placement agent for the Offering. The placement agents were paid a 7.5% cash commission of $3.49 million.

Functional currency and change in presentation currency – January 31, 2014

Effective January 31, 2014, the Company changed its functional currency from the Canadian dollar (“CDN$”) to the United States dollar (“US$”). The change in functional currency, which has been accounted for prospectively, better reflects the Company’s current business activities which are primarily denominated in US$ and to improve investors’ ability to compare the Company’s financial results with other publicly traded entities in the biotechnology industry. In addition, the Company changed its presentation currency to US$ and followed the guidance in IAS21-The Effects of Changes in Foreign Exchange Rates. Accordingly, the Company has applied the change retrospectively as if the new presentation currency had always been the Company’s presentation currency.

STRATEGY

The Company’s business strategy is to optimize the clinical and commercial value of voclosporin, its late stage clinical candidate. In particular, the Company is focused on the development of voclosporin as an add-on therapy to the current standard of care, CellCept®, which was developed by the Aurinia Pharma Corp. management team during its tenure at Aspreva Pharmaceuticals Inc.

The key elements of the Company’s corporate strategy include:

•	Focusing the Company’s resources on advancing voclosporin through a robust LN Phase 2b clinical trial.

•	Mitigate development risk by leveraging the ALMS database and management team’s experience – The Company has certain rights to utilize the ALMS database including its use in planning, designing and informing the LN Phase 2b clinical trial.

•	Evaluate other voclosporin indications – While the Company intends to deploy its operational and financial resources to develop voclosporin for LN, the Company believes that recent granted formulation patents regarding the delivery of voclosporin to the ocular surface for conditions such as dry eye have the potential to be of therapeutic value. The Company will explore its strategic options to exploit shareholder value from this intellectual property. The Company also believes that voclosporin has further potential to be of therapeutic value in other autoimmune indications and in the prevention of transplant rejection. Management will consider strategic opportunities for these other potential indications on an ongoing basis.

Status of the Company’s Development Program in LN

The Company’s clinical strategy involves layering voclosporin on top of the current standard of care (CellCept®/MMF and steroids) as multi-targeted therapeutic (“MTT”) to induce and maintain remission in patients suffering from active LN. In 2012, the Company gained alignment with both the Cardio-Renal and Pulmonary, Allergy, and Rheumatology Products divisions of the FDA on its proposed Phase 2b protocol. The Company has an active Investigational New Drug (“IND”) application and is currently recruiting patients for the LN Phase 2b clinical trial.

With the existing evidence that supports the utility of CNIs in combination with MMF in treating LN, the robust safety data base of voclosporin and the fact that CellCept®/MMF in combination with the other CNIs is the standard of care in transplant, it is reasonable to consider that voclosporin is a risk-mitigated clinical asset for the treatment of LN.

About Lupus Nephritis

The Lupus Foundation of America (“LFA”) estimates that approximately 1.5 million people in the United States of America and up to 5.0 million people worldwide suffer from systemic lupus erythematosus (“SLE”). Approximately 90% of patients suffering from SLE are women of child-bearing age. The disease causes severe impairments on quality of life and wellbeing. Of the patients suffering from SLE, 40-60% experience renal manifestations of the disease resulting in inflammation of the kidney. These patients are considered to have LN and have a high probability of advancing to end stage renal disease and dialysis if left untreated.

Based on the work performed by the former Aspreva team, the ALMS data has been reported in several respected journals, including, the New England Journal of Medicine (Dooley MA, Jayne D, Ginzler EM, Isenberg D, Olsen NJ, Wofsy D, Solomons, N et al; ALMS Group. Mycophenolate versus azathioprine as maintenance therapy for lupus nephritis. N Engl J Med. 2011 Nov 17;365(20):1886-95) and the Journal of the American Society of Nephrology (Appel GB, Contreras G, Dooley MA, Ginzler EM, Isenberg D, Jayne D, Solomons N et al; Aspreva Lupus Management Study Group. Mycophenolate mofetil versus cyclophosphamide for induction treatment of lupus nephritis. J Am Soc Nephrol. 2009 May;20(5):1103-12. Epub 2009 Apr 15.) These publications and subsequent alterations in treatment strategies by physicians caring for patients suffering from LN have established CellCept®/MMF as the standard of care for the treatment of LN. This shift in the treatment paradigm for LN and the establishment of CellCept® use as a relatively uniform treatment approach for these patients has, in the view of the Company, caused the LN market to evolve into an attractive and mature market opportunity.

Despite CellCept® being the current standard of care for the treatment of LN, it remains far from adequate with fewer than 20% of patients on therapy actually achieving disease remission after six months of therapy. Data suggests that a LN patient who does not achieve rapid disease remission upon treatment is more likely to experience renal failure or require dialysis at 10 years (Chen YE, Korbet SM, Katz RS, Schwartz MM, Lewis EJ; the Collaborative Study Group. Value of a complete or partial remission in severe lupus nephritis. Clin J Am Soc Nephrol. 2008;3:46-53.). Therefore, it is critically important to achieve disease remission as quickly and as effectively as possible. The data suggests that the majority of patients in the United States suffering from lupus will not achieve complete remission and are not adequately treated (BioTrends® Research Group In., ChartTrends® SLE, December 2010).

CNIs and Lupus Nephritis

Aurinia’s lead drug, voclosporin, belongs to a class of drugs called CNIs. There are only two other oral marketed CNIs available, cyclosporine and tacrolimus. Cyclosporine was introduced to the marketplace in the early 1980s while tacrolimus was first marketed in the mid-1990s. Both cyclosporine and tacrolimus have lost key patent protection and have not been approved for the treatment of LN outside of Japan. For the past 20 years these products, in combination with CellCept®/MMF and steroids have been the cornerstone for the prevention of renal transplant rejection with greater than 90% of all renal transplant patients leaving hospital on lifelong CNI plus MMF therapy (UNOS database).

In 2008, the Japanese Health Authority became the first major jurisdiction in 50 years to approve a pharmaceutical agent for the treatment of LN. This product was the calcineurin inhibitor tacrolimus. In addition to this approval, a substantial amount of recent data has been generated, primarily from investigator initiated trials, that support the use of either cyclosporine or tacrolimus for the treatment of various forms of lupus including LN. The addition of tacrolimus, layered on top of MMF and steroids akin to the widely accepted and utilized transplantation regimen, appears to dramatically improve complete response/remission rates in LN (Bao H, Liu ZH, Xie HL, Hu WX, Zhang HT, Li LS. Successful treatment of class V+IV lupus nephritis with multitarget therapy. J Am Soc Nephrol. 2008 Oct;19(10):2001-10. Epub 2008 Jul 2 and .Liu , Zhi-Hong et al., 2012 ASN Abstract SA-OR097). This approach to treatment can be considered a MTT approach to treating LN as is routinely used in transplantation. Complete remission rates of up to 50% have been reported utilizing this approach. Long term follow-up studies in LN suggest that the early reduction in proteinuria as seen in complete remission leads to improved renal outcome at ten years. (Houssiau FA, Vasconcelos C, D’Cruz D, Sebastiani GD, de Ramon Garrido E, Danieli MG, et al. Early response to immunosuppressive therapy predicts good renal outcome in lupus nephritis. Lessons from long-term followup of patients in the Euro-lupus nephritis trial. Arthritis Rheum. 2004 Dec;50(12):3934-40).

The Company plans to utilize this MTT approach to treating LN patients with voclosporin.

About voclosporin

Voclosporin is an oral drug, administered twice daily. It is structurally similar to cyclosporine A (“CsA”), but is chemically modified on the amino acid-1 residue. This modification leads to a number of advantages the Company believes offer relevant clinical benefits as compared to the older off-patent CNIs.

Voclosporin mechanism of action

Voclosporin reversibly inhibits immunocompetent lymphocytes, particularly T-Lymphocytes in the G0 and G1 phase of the cell-cycle, and also reversibly inhibits the production and release of lymphokines. Through a number of processes voclosporin inhibits and prevents the activation of various transcription factors necessary for the induction of cytokine genes during T-cell activation. It is believed that the inhibition of activation of T-cells will have a positive modulatory effect in the treatment of LN. In addition to these immunologic impacts recent data suggests that CNIs have another subtle but important impact on the structural integrity of the podocytes (Faul C, et al. The actin cytoskeleton of kidney podocytes is a direct target of the antiproteinuric effect of cyclosporine A. Nat Med. 2008 Sep;14(9):931-8. doi: 10.1038/nm.1857). This data suggests that inhibition of calcineurin in patients with autoimmune kidney diseases helps stabilize the cellular actin-cytoskeleton of the podocytes thus having a structural impact on the podocyte and the subsequent leakage of protein into the urine, which is a key marker of patients suffering from LN.

Potential voclosporin clinical benefits

The Company believes that voclosporin has shown a number of key clinical benefits over the existing commercially available CNIs (tacrolimus & cyclosporine). Firstly, CNI assay results have indicated that voclosporin is approximately four times more potent than its parent molecule cyclosporine, which would indicate an ability to give less drug and produce fewer potentially harmful metabolites. Secondly, cyclosporine inhibits the enterohepatic recirculation of mycophenolic acid (“MPA”), the active metabolite of MMF. The net effect of co-administration of CsA with MMF is reduced MPA systemic exposure by as much as 50% (D. Cattaneo et al. American Journal of Transplantation, 2005:12(5);2937-2944.). This drug interaction has not been observed with voclosporin and it is not expected that MPA blood exposure levels will be reduced with voclosporin co-administration. This is an extremely important fact to consider as most patients being treated with voclosporin for LN will already be taking MMF. Furthermore, pharmacokinetic and pharmacodynamics (“PK-PD”) analysis indicate lower PK-PD variability for voclosporin versus tacrolimus or cyclosporine, to the extent that the Company believes flat-dosing can be achieved for voclosporin. The currently available CNIs require extensive therapeutic drug monitoring which can often be costly, confusing and time consuming for treating physicians.

In a head-to-head study comparing voclosporin against cyclosporine in the treatment of psoriasis, cyclosporine was shown to cause significant increases in lipid levels as compared to voclosporin. The difference was statistically significant. This is important considering the fact that most lupus patients die of cardiovascular disease. In another study comparing voclosporin against tacrolimus in patients undergoing renal transplantation, the voclosporin group experienced a statistically significantly lower incidence of glucose intolerance and diabetes than tacrolimus treated patients. Additionally, in the Japanese tacrolimus study that led to the approval of this drug in Japan, almost 15% of tacrolimus patients experienced glucose intolerance (Miyasaka N, Kawai S, Hashimoto H. Efficacy and safety of tacrolimus for lupus nephritis: a placebo-controlled double-blind multicenter study. Mod Rheumatol. 2009;19(6):606-15. Epub 2009 Aug 18). This is a major limitation for physicians wanting to use this agent in lupus and is a well described side effect of tacrolimus.

The Company believes that voclosporin can be differentiated from the older CNIs and thus possess a unique position with the market.

Voclosporin development history

More than 2,600 patients have been in voclosporin clinical trials including studies where voclosporin was compared to placebo or active control. The safety and tolerability profile of the drug therefore is well characterized. Phase 2 or later clinical studies that have been completed include studies in the following indications:

Psoriasis: To date, two Phase 3 studies in patients with moderate to severe psoriasis have been completed. The primary efficacy endpoint in both studies was a reduction in Psoriasis Area and Severity Index (“PASI”), which is a common measure of psoriasis disease severity. The first study treatment with voclosporin resulted in statistically significantly greater success rates than treatment with placebo by the twelfth week. In a second study comparing voclosporin against cyclosporine, the drug was not shown to be statistically non-inferior to cyclosporine in terms of efficacy; however voclosporin proved superior in terms of limiting elevations in hyperlipidemia. Due to the evolving psoriasis market dynamics and the changing standard of care for the treatment of this disease the Company has decided not to pursue further Phase 3 development.

Renal Transplantation: A Phase 2b clinical trial in de novo renal transplant recipients was completed. Study ISA05-01, the PROMISE Study (Busque S, Cantarovich M, Mulgaonkar S, Gaston R, Gaber AO, Mayo PR, et al; PROMISE Investigators. The PROMISE study: a phase 2b multicenter study of voclosporin (ISA247) versus tacrolimus in de novo kidney transplantation. Am J Transplant. 2011 Dec;11(12):2675-84) was a six month study with a six month extension comparing voclosporin directly against tacrolimus on a background of MMF and corticosteroids. Voclosporin was shown to be equivalent in efficacy, but superior to tacrolimus with respect to the incidence of new onset diabetes after transplantation (“NODAT”). In 2010, tacrolimus lost its exclusivity in most world markets and as a result, the competitive pricing environment for voclosporin for this indication has come into question. Additionally, the more expensive development timelines for this indication has made it a less attractive business proposition as compared to the LN indication, even when considering the fact that a Special Protocol Assessment has been agreed to by the FDA for this indication.

Uveitis: Multiple studies in various forms of non-infectious uveitis have been completed over the past several years by a licensee of the Company indicating mixed efficacy. In all but one of the studies, completed by the licensee, an impact on disease activity was shown in the voclosporin group. However achievement of the primary end-points in multiple studies could not be shown. Uveitis is a notoriously difficult disease to study due to the heterogeneity of the patient population and the lack of validated clinical end-points. However in all of the uveitis studies completed, the safety results were consistent and the drug was well tolerated as expected. The Company has now successfully terminated its Distribution & License Agreement (“DLA”) with Lux BioSciences, Inc. (“Lux”). In conjunction with this termination the Company has retained a portfolio of additional patents that Lux had been prosecuting that are focused on delivering effective concentrations of voclosporin to various ocular tissues. The Company will continue to evaluate these patents and make strategic recommendations on how they fit into the ongoing strategic directives of the Company.

Scientific Rationale for Treatment of LN with voclosporin

SLE including LN is a heterogeneous autoimmune disease with often multiple organ and immune system involvement. T-cell mediated immune response is an important feature of the pathogenesis of LN while the podocyte injury that occurs in conjunction with the ongoing immune insult in the kidney is an important factor in the clinical presentation of the disease.

The use of voclosporin in combination with the current standard of care for the treatment of LN provides a multi-targeted approach to treating this heterogenous disease (similar to the standard approach in preventing kidney transplant rejection). Voclosporin has shown to have potent effects on T-cell activation leading to its immunomodulatory effects. Additionally, recent evidence suggests that inhibition of calcineurin has direct physical impacts on the podocytes within the kidney. Inhibition of calcineurin within the podocytes can prevent the dephosphorylation of synaptopodin which in turn inhibits the degradation of the actin cytoskeletion within the podocyte. This process is expected to have a direct impact on the levels of protein in the urine which is a key marker of LN disease activity.

Current Collaboration Agreements

Paladin Labs Inc.

On June 18, 2009, the Company completed a plan of arrangement transaction with Paladin Labs Inc. (“Paladin”). Paladin has the rights to market, sell, and distribute voclosporin in the Paladin territories which include Canada, South Africa and Israel and is required to make payments to the Company equal to: (i) 20% of net sales, in the Paladin territories, less manufacturing costs until June 18, 2016; and (ii) 20% of net royalties received from third party sales, in the Paladin territories until June 18, 2016. In addition, Paladin will receive 2% of any milestone payments, development payments, royalties, and net profit splits paid to the Company, related to voclosporin outside the Paladin territories.

3SBio, Inc.

On August 23rd, 2010, the Company and 3SBio Inc. (“3SBio”), a China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, completed a Development and License Agreement (“DDL”) for voclosporin. Under the terms of the agreement the Company granted 3SBio exclusive rights to all transplant and autoimmune indications of voclosporin in China, including Hong Kong, Taiwan, excluding ophthalmic indications which were previously licensed to Lux. 3SBio will be responsible, including costs, for the clinical development, registration and commercialization of voclosporin in China. The Company will also receive ongoing royalties based on sales of voclosporin by 3SBio. The Company will also supply commercial supply to 3SBio on a cost-plus basis. 3SBio is in the process of determining how to proceed with the development of voclosporin in this territory.

Plan of arrangement and acquisition of Aurinia Pharma Corp. -September 20, 2013

On February 5, 2013, the Company announced that it had signed a binding term sheet (the Term Sheet) with Aurinia Pharma Corp. for the merger of the two companies, creating a clinical development stage pharmaceutical company focused on the global nephrology market. The Term Sheet set forth the main criteria to be incorporated into a definitive merger agreement under which the Company would acquire 100% of the outstanding securities of Aurinia Pharma Corp. The merger was expected to be effected by the exchange of shares in the Company for securities of Aurinia Pharma Corp. resulting in an estimated 65:35 post merger ownership split, on a warrant diluted basis, between the Company and Aurinia Pharma Corp. shareholders, respectively.

On April 3, 2013, the Company and Aurinia Pharma Corp. negotiated a tripartite settlement agreement (the Settlement Agreement) with ILJIN Life Science Co., Ltd. (ILJIN) pursuant to which, upon the successful completion of the proposed merger, the combined company would re-acquire the license previously granted to ILJIN and therefore obtain full rights to voclosporin for autoimmune indications including lupus, and transplantation in the United States, Europe and other regions of the world, outside of Canada, Israel, South Africa, China, Taiwan and Hong Kong. In return, ILJIN would be entitled to receive certain predefined future milestone payments and would also own approximately 25% of the issued and outstanding shares of the merged company on a warrant diluted basis, which was calculated to give effect to the dilution by the exercise of warrants but excluding the exercise of stock options. On June 11, 2013, a draft arrangement agreement was prepared implementing the arrangement (the Arrangement Agreement), the terms of which were subsequently negotiated by the parties. The Arrangement was intended to implement the terms of the Settlement Agreement, whereby ILJIN would receive a further ownership interest in the Company in exchange for:

i)	returning to the Company and terminating:

a)	all of its rights, licenses and obligations under the ILJIN Development, Distribution & License Agreement (see note 13b to the audited consolidated financial statements for the year ended December 311 2014); and

b)	all other licenses and sublicenses between ILJIN and any of the Company, Aurinia Pharma Corp. or Vifor (International) AG (Vifor); and

ii)	suspending all of its current or contemplated legal or financial claims against the Company, Aurinia Pharma Corp. or Vifor.

Upon closing of the plan of arrangement on September 20, 2013, the Company issued common shares to ILJIN. In addition ILJIN is entitled to receive certain predefined future success based clinical and marketing milestone payments in the aggregate amount of up to $10 million, plus up to $1.60 million upon the merged company reaching certain financing milestones (see note 14 to the audited consolidated financial statements ended December 31, 2014).

The Company also acquired all of the issued and outstanding common shares of Aurinia Pharma Corp. at a ratio of approximately 19.83 common shares for each Aurinia Pharma Corp. share held by an Aurinia Pharma Corp. shareholder.

Settlement with ILJIN

The estimated fair value of the contract settlement with ILJIN at September 20, 2013 was $8.40 million and has been determined to represent reacquired license rights in the amount of $4.14 million and a loss on contract settlement of $4.27 million. Consideration paid or payable to ILJIN is as follows: the Company’s 10% interest in Aurinia Pharma Corp. of $670,000, $3.67 million in common shares $2.69 million in financial milestones payable and $1.6 million in clinical and sales milestones payable based on the estimated fair value of the pre-defined future milestone payments.

The Company’s tripartite settlement agreement with Aurinia Pharma Corp. and ILJIN resulted in the recognition of a loss on contract settlement with ILJIN of $4.27 million. This is the result of a value allocated to the intangible property rights being reacquired from ILJIN as a result of the settlement. The value of these rights was determined using a differential income approach; that is, the discounted cash flows that the Company is able to generate above and beyond what it was entitled to under the original licensing agreement. The cash flows used to determine the value of these rights are derived from the same cash flows used to determine the reacquired right from Aurinia Pharma Corp.

Acquisition of Aurinia Pharma Corp.

The Company determined that the transaction with Aurinia Pharma Corp. represented a business combination with the Company identified as the acquirer. The Company began consolidation of the operating results, cash flows and net assets of Aurinia Pharma Corp. on September 20, 2013.

Consideration provided by the Company for the acquisition of Aurinia Pharma Corp. was 3.68 million common shares of the Company with a fair value of $7.98 million, less $459,000 of deferred revenue that was effectively settled as a result of the business combination. The fair value of the shares issued was determined by the trading price on September 20, 2013. The $3.50 million difference between the fair value of net consideration of $7.52 million and the fair value of net assets acquired of $10.73 million is recorded as a gain in other income. Acquisition costs of $251,000 were expensed in 2013.

The Company’s acquisition of Aurinia Pharma Corp. resulted in the recognition of a gain of $3.50 million in 2013. This is primarily as a result of the value allocated to the intangible property rights being reacquired from Aurinia Pharma Corp. as a result of the merger. The value of these rights was determined using a differential income approach; that is, the discounted cash flows that the Company is able to generate above and beyond what it was entitled to from the Vifor License, determined over the contract life to 2029. The determination of these cash flows is subject to significant estimates and assumptions, including:

•	The amount and timing of projected future cash flows, adjusted for the probability of technical and marketing success;

•	The amount and timing of projected costs to develop voclosporin into a commercially viable treatment for lupus nephritis;

•	The discount rate selected to measure the risks inherent in the future cash flows; and

•	An assessment of voclosporin’s life-cycle and the competitive trends impacting the drug, including consideration of any technical, legal, regulatory, or economic barriers to entry.

RESULTS OF OPERATIONS

For the year ended December 31, 2014, the Company reported a consolidated net loss of $16.65 million or $0.57 per common share, as compared to an adjusted consolidated net loss of $2.66 million or $0.42 per common share for the year ended December 31, 2013.

The activities in 2014 are significantly changed from those in 2013 as the Company completed a private placement on February 14, 2014 which provided funding for the Company to become fully engaged in its LN Phase 2b clinical trial.

This process has increased the level of activity across all functions of the Company and as a result the levels of expenditures are significantly higher when compared to the previous year, particularly in the research and development expenditures which are primarily related to the LN Phase 2b clinical trial activities. As a result, the net loss for the year ended December 31, 2014 is significantly higher than the comparable figure in 2013.

Revenue and deferred revenue

The Company recorded revenue of $278,000 for the year ended December 31, 2014 compared to $969,000 for the year ended December 31, 2013.

The Company recorded licensing and research and development revenue of $218,000 for the year ended December 31, 2014 compared to $967,000 for the year ended December 31, 2013. Licensing and R&D fee revenues represent the amortization of deferred revenue from fee payments received by the Company in prior years. The deferred revenue is recorded as revenue as the Company incurs the costs related to meeting its obligations under the terms of the applicable agreements.

The decrease in revenue in 2014 was primarily the result of the Company recording the unamortized deferred revenue balance of $698,000 related to the Lux DLA in 2013. In December, 2013 the Company received notice from Lux, that it would be ceasing operations and returning the license to the Company. As a result, at December 31, 2013 the Company determined it had no further obligations pursuant to the Lux DLA and therefore recorded the remaining balance of deferred revenue associated with the Lux DLA as licensing income. The deferred revenue from the Aurinia Pharma Corp. license payment was amortized into revenue up to September 20, 2013 until the completion of the plan of arrangement with Aurinia Pharma Corp and ILJIN on September 20, 2013.

The remaining deferred revenue relates to the 3SBio and Paladin fee payments and is being amortized on a straight line basis over the life of the agreements.

Research and Development expenses

Net research and development expenditures increased to $9.11 million for the year ended December 31, 2014 compared to $1.99 million for the year ended December 31, 2013. The expenditures in 2014 reflect costs related to patient recruitment, enrollment and treatment activities for the LN Phase 2b clinical trial. These activities included site selections and initiations, site contract approvals, Contract Research Organization (“CRO”) contract approvals and various other activities conducted by the Company in order to enroll patients. CRO and other third party clinical trial costs were $6.58 million for the year ended December 31, 2014 compared to $181,000 in 2013. There were nominal costs of this nature incurred in 2013 as the Company was only in the early start-up phase of the LN clinical trial in the latter part of 2013.

The Company incurred drug supply costs, primarily for drug packaging, stability and distribution, of $894,000 for the year ended December 31, 2014 compared to $373,000 in 2013.

Salaries and employee benefits were $1.03 million for the year ended December 31, 2014 compared to $856,000 in 2013.

Travel expenses related to research and development also increased to $212,000 for the year ended December 31, 2014 compared to $27,000 in 2013. This increase is a reflection of the additional travel incurred in 2014 for the LN Phase 2b clinical trial by the Company’s staff. Travel costs are significant as the trial is being conducted in 22 countries and at approximately 80 sites.

Corporate, administration and business development expenses

Corporate, administration and business development expenditures were $6.89 million for the year ended December 31, 2014 compared to $2.30 million in 2013.

The largest change related to non-cash stock option expense which increased to $1.93 million for the year ended December 31, 2014 compared to $135,000 for the comparable period in 2013. The stock compensation expense in 2014 resulted from the grant of options to the new Chief Executive Officer and the Board of Directors, including the Chairman, on February 18, 2014. There were no stock options granted in 2013.

Salaries and employee benefits increased to $2.00 million for the year ended December 31, 2014 compared to $1.04 million for the comparable period in 2013. The increase in 2014 reflected the increased salary paid to the new Chief Executive Officer, salary increases for the other corporate, administration and business development staff, the hiring of two additional employees and bonuses, paid and accrued, to corporate and administration executives and staff in 2014.

Trustee fees, filing fees and other public company costs increased to $732,000 for the year ended December 31, 2014 compared to $134,000 in 2013. The increase was primarily due to the Company incurring $279,000 of costs related to the process of obtaining its NASDAQ listing on September 2, 2014. The Company also incurred TSX listing fees of $182,000 upon the Company graduating to the TSX from the TSX-V exchange in the second quarter of 2014.

Professional and consulting fees increased to $952,000 for the year ended December 31, 2014 compared to $392,000 in 2013. This increase was due to legal and audit costs associated with the NASDAQ application process, higher audit and other advisory fees for the 2013 audit resulting from the Plan of Arrangement, the timing of audit fees incurred and higher legal fees related to the divestiture of the NICAMs assets, termination of the Lux license agreement, public disclosure documents such as the Annual Information Form and general legal advice requirements. The Company also incurred consulting fees of $324,000 for the year ended December 31, 2014 for various business development activities. There were no similar expenses in 2013.

Director fees increased to $455,000 respectively for the year ended December 31, 2014 compared to $189,000 in 2013. Director fees in 2014 reflected changes to the compensation and composition of the Board during the year which resulted in an increase in director fee expense from the previous year.

Travel and promotion expenses related to corporate, administration and business development increased to $295,000 for the year ended December 31, 2014 compared to $124,000 for fiscal 2013. This increase reflects additional travel incurred in 2014 related to investor relations and business development activities.

Stock-based Compensation expense

For stock option plan information and outstanding stock option details refer to note 15 of the audited consolidated financial statements for the year ended December 31, 2014.

On February 18, 2014, the Company granted 1,192,200 stock options to certain directors and officers of the Company at a price of $3.19 (CDN$3.50) per common share. The options are exercisable for a term of ten years and vest over specific time periods with the exception of 50,000 options which vested in 2014 upon the Company achieving a specific milestone. On November 18, 2014 the Company granted 20,000 stock options to a new director of the Company at a price of $3.44 (CDN $3.91) per common share. The options are exercisable for a term of five years and vest equally over a one year period. For the year ended December 31, 2013, the Company did not grant any stock options.

Application of the fair value method resulted in charges to stock-based compensation expense of $2.19 million for the year ended December 31, 2014 (2013 – $230,000) with corresponding credits to contributed surplus. For the year ended December 31, 2014, stock compensation expense has been allocated to research and development expense in the amounts of $Nil (2013 –$98,000) and corporate and administration expense in the amounts of $1.93 million (2013 –$132,000) and restructuring costs in the amount of $253,000 (2013-$Nil).

Amortization of intangible assets

Amortization of intangible assets was $1.48 million for the year ended December 31, 2014 compared to $783,000 recorded in 2013. The increase in 2014 reflects the higher balance of intangible assets being amortized in 2014 compared to the same period in 2013 as a result of the Company recording reacquired rights in the amount of $18.71 million upon completion of the Plan of Arrangement on September 20, 2013.

Restructuring and acquisition costs

The Company recorded restructuring and acquisition costs of $1.07 million for the year ended December 31, 2014 compared to $1.51 million for fiscal 2013.

The Company recorded restructuring costs related to the shut-down of the Edmonton lab facility in 2014 and the transfer of the head office and all business operations, except for the finance function, to Victoria, British Columbia. The finance group also moved to smaller premises in Edmonton during the year. Restructuring costs included moving costs, retention and/or severance costs of $259,000 and a provision for the estimated loss on the sublease agreement related to the Edmonton lab facility in the amount of $340,000. In addition the Company recorded restructuring costs related to its divesture of its early stage NICAMs assets. On February 14, 2014 the Company signed a NICAMs Purchase and Sale Agreement with Ciclofilin Pharmaceuticals Corp. (“Ciclofilin”), a company controlled by the former Chief Executive Officer and Chief Scientific Officer, whereby it divested its early stage research and development Non-Immunosuppressive Cyclosporine Analogue Molecules (“NICAMs”) assets, consisting of intellectual property, including patent applications and know-how to Ciclofilin. There was no upfront consideration received by the Company and future consideration will consist of milestones relating to the clinical and marketing success of NICAMs and a royalty. Due to NICAMs’ early stage of development, the Company estimated the fair value of the consideration to be $nil at the time.

The Company recorded $216,000 of restructuring costs related to the NICAMs in 2014 which consisted of severances of $115,000 paid to the three employees working on the NICAMs and $101,000 of other NICAMs related expenses, including wage and patent costs incurred from January 1, 2014 to the divestiture date. The Company also recorded as restructuring costs in 2014, stock compensation expense of $253,000 related to stock options granted in February 2014 to the former Chief Executive Officer and Chief Scientific Officer pursuant to his termination agreement.

The Company recorded restructuring and acquisition costs of $1.51 million for the year ended December 31, 2013. This amount was composed of $1.26 million in restructuring costs comprised primarily of severance provisions resulting from personnel changes upon completion of the Plan of Arrangement on September 20, 2013 and $251,000 in acquisition costs.

Other expense (income)

The Company recorded other income of $1.70 million for the year ended December 31, 2014 compared to other expense of $906,000 recorded in 2013.

Other expense (income) for the year ended December 31, 2014 reflected a gain on extinguishment of warrant liability of $2.19 million and a gain on re-measurement of warrant liability of $646,000. The warrant liability arose pursuant to the February 14, 2014 private placement. For a detailed discussion of the warrant liability and the related accounting treatment please refer to note 15(a) of the audited consolidated financial statements for the year ended December 31, 2014.

The Company recorded an expense of $848,000 on revaluation adjustments on long term contingent consideration to ILJIN in 2014. It also recorded as an expense of $203,000 related to share issue costs allocated to the warrant liability. There were no similar items for the comparable period in 2013. For further details refer to note 14 and note 15(a) of the audited consolidated financial statements for the year ended December 31, 2014.

In addition, the Company recorded a foreign exchange loss of $119,000 for the year ended December 31, 2014 compared to a foreign exchange loss of $184,000 in 2013. Effective January 31, 2014 the Company’s functional currency is the United States dollar. It incurs foreign exchange gains or losses depending on the fluctuations of the USD-Canadian dollar exchange rates.

Other expense for the year ended December 31, 2013 reflected a net expense of $906,000. This amount was composed primarily of a loss on contract settlement with ILJIN of $4.27 million offset by a gain on acquisition of Aurinia Pharma Corp. of $3.50 million which are discussed in note 5 of the year ended December 31, 2014 audited consolidated financial statements.

Income Tax (Recovery)

The acquisition of Aurinia resulted in the recognition of a deferred tax liability of $3.91 million related to the fair values of the intangible assets. Since the Company had tax losses available to off-set the liability, a deferred tax recovery of $3.91 million was recognized in the Statement of Operations and Comprehensive Loss for the year ended December 31, 2013. There was no similar item in 2014.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2014, the Company had cash, term deposits and a short term investment totalling $32.70 million compared to $1.82 million at December 31, 2013. The Company believes that its cash position will be sufficient to finance its operational and capital needs, including completion of the LN Phase 2b clinical trial until at least December 31, 2016.

The Company completed a private placement on February 14, 2014 for net proceeds of $48.31 million with the net proceeds to be used to advance the development of its lead drug candidate, voclosporin, as a therapy for LN by conducting a LN Phase 2b clinical trial and for general corporate and working capital purposes.

The Company is in the development stage and is devoting substantially all of its financial and operational resources and efforts towards the development activities for its drug, voclosporin. The recoverability of amounts expended on research and development to date, including capitalized intellectual property, is dependent on the ability of the Company to complete the required development activities.

Sources and Uses of Cash:

	Year ended December 31, 2014	Year ended December 31, 2013	Increase (Decrease)
	$	$	$
Cash used in operating activities	(16,904)	(4,620)	(12,284)
Cash provided by (used in) investing activities	(10,084)	(36)	(10,048)
Cash provided by financing activities	47,890	6,375	41,515
Effect of foreign exchange rate on cash and cash equivalents	(17)	(83)	66
Net increase in cash and cash equivalents	20,885	1,636	19,249

Net cash used in operating activities in fiscal 2014 was $16.90 million, an increase of $12.28 million from cash used in operating activities of $4.62 million in fiscal 2013. Cash used in operating activities in 2014 and 2013 was composed of net loss, add-backs or adjustments not involving cash and net change in non-cash working items, which for 2014 included repayment of the drug supply loan in the amount of $1.20 million. The increase in cash used was primarily a function of increased operating activities in 2014 which included the commencement of the LN Phase 2b clinical trial during the year.

Cash used in investing activities in fiscal 2014 was $10.08 million compared to $36,000 for fiscal 2013. The increase in 2014 was primarily due to the 2014 purchase of a HSBC discount note with a six month maturity that was classified as a short-term investment.

Cash provided by financing activities for fiscal 2014 was $47.89 million compared to cash provided by financing activities in fiscal 2013 of $6.38 million. On February 14, 2014, the Company received net proceeds of $48.31 million from the private placement equity financing and in turn paid out the financing milestone to ILJIN (contingent consideration) of $1.6 million in the same period. The Company also received $1.18 million from the exercise of warrants in fiscal 2014. In 2013, the Company received net proceeds of $6.41 million from two private placement equity financings, which included the conversion of $391,000 in promissory notes into units in the first private placement.

CONTRACTUAL OBLIGATIONS

The Company has entered into contractual obligations for services and materials required for the LN Phase 2b clinical trial and other operational activities.

Future minimum lease payments for its premises and the minimum amount to exit the company’s contractual commitments are as follows:

(in thousands of dollars)	Total	Less than one year	Two to three years	Greater than three years
	$	$	$	$
Operating lease obligations (consists of premise leases)	740	382	358	—
Purchase obligations	501	501	—	—

RELATED PARTY TRANSACTIONS

All related party transactions are recorded at the exchange amount.

The Company recorded $34,000 of legal fees for the period June 16, 2014 to December 31, 2014 in the normal course of business to the law firm of which a partner is the Company’s corporate secretary. The partner became the Company’s corporate secretary on June 16, 2014.

Key management personnel of the Company consist of its directors and executive officers. In addition to the director fees and salaries to the directors and officers, the directors and officers participate in the Stock Option Plan. The compensation related to key management personnel is disclosed in note 23 to the audited consolidated financial statements for the year ended December 31, 2014.

OFF-BALANCE SHEET ARRANGEMENTS

To date the Company has not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. The Company does have off-balance sheet financing arrangements consisting of various lease agreements which are entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in Corporate, administration and business development expenses for the year ended December 31, 2014. All of the lease agreement amounts have been reflected in the Contractual Obligations table above.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about, and apply assumptions or subjective judgment to, future events and other matters that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

Management considers the following areas to be those where critical accounting policies affect the significant judgments and estimates used in the preparation of the Company’s consolidated financial statements.

Critical estimates in applying the Company’s accounting policies

Contingent consideration

Contingent consideration is a financial liability recorded at fair value. The amount of contingent consideration to be paid is based on the occurrence of future events, such as the achievement of certain development, regulatory and sales milestones. Accordingly, the estimate of fair value contains uncertainties as it involves judgment about the likelihood and timing of achieving these milestones as well as future foreign exchange rates and the discount rate used. Changes in fair value of the contingent consideration obligation result from changes to the assumptions used to estimate the probability of success for each milestone, the anticipated timing of achieving the milestones, and the discount period and rate to be applied. A change in any of these assumptions could produce a different fair value, which could have a material impact to the results from operations.

The key assumptions used by management include the probability of success for each milestone (35% - 70%) and a discount rate of 10%. There has been no change made to the key assumptions except for a discount rate change to 10% as at March 31, 2014 from 15% used in 2013 which reflects the Company’s reduced credit risk. If the probability for success were to increase by a factor of 10% for each milestone this would increase the obligation by approximately $677,000 at December 31, 2014. If the probability for success were to decrease by a factor of 10% for each milestone this would decrease the obligation by approximately $677,000 at December 31, 2014. If the discount rate were to increase to 12%, this would decrease the obligation by approximately $212,000. If the discount rate were to decrease to 8%, this would increase the obligation by approximately $232,000.

Fair value of stock options

Determining the fair value of stock options on the grant date, including performance based options, requires judgment related to the choice of a pricing model, the estimation of stock price volatility and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s reported operating results, liabilities or other components of shareholders’ equity. The key assumption used by management is the stock price volatility. If the stock price volatility was higher by a factor of 10% on the option grant dates in 2014 this would have increased annual stock compensation expense by approximately $163,000. If the stock price volatility was lower by a factor of 10% on grant date this would have decreased annual stock compensation expense by approximately $178,000.

Fair value of warrants

Determining the fair value of warrants requires judgment related to the choice of a pricing model, the estimation of stock price volatility, expected term of the underlying instruments and the probability factors of success in achieving the objectives for contingently issuable warrants. Any changes in the estimates or inputs utilized to determine fair value at grant date could have a significant impact on the Company’s operating results, liabilities or other components of shareholders’ equity. If the stock price volatility was higher by a factor of 10% this would have increased the value of the warrants (equity component) by approximately $1.1 million. If the stock price volatility was lower by a factor of 10% this would have decreased the value of the warrants (equity component) by approximately $1.19 million.

Critical judgments in applying the Company’s accounting policies

Revenue recognition

Management’s assessments related to the recognition of revenues for arrangements containing multiple elements are based on estimates and assumptions. Judgment is necessary to identify separate units of accounting and to allocate related consideration to each separate unit of accounting. Where deferral of upfront payments or license fees is deemed appropriate, subsequent revenue recognition is often determined based upon certain assumptions and estimates, the Company’s continuing involvement in the arrangement, the benefits expected to be derived by the customer and expected patent lives. To the extent that any of the key assumptions or estimates changes, future operating results could be affected.

Impairment of intangible assets

The Company follows the guidance of IAS 36 to determine when impairment indicators exist for its intangible assets. When impairment indicators exist, the Company is required to make a formal estimate of the recoverable amount of its intangible assets. This determination requires significant judgment. In making this judgment, management evaluates external and internal factors, such as significant adverse changes in the technological, market, economic or legal environment in which the Company operates as well as the results of its ongoing development programs. Management also considers the carrying amount of the Company’s net assets in relation to its market capitalization, as a key indicator. In making a judgment as to whether impairment indicators exist at December 31, 2014, management concluded that there were none.

RISKS AND UNCERTAINTIES

The Company has invested a significant portion of its time and financial resources in the development of voclosporin. The Company anticipates that its ability to generate revenues and meet expectations will depend primarily on the successful development and commercialization of voclosporin. The successful development and commercialization of voclosporin will depend on several factors, including the following:

•	successful completion of its clinical program in LN, including the LN Phase 2b clinical trial currently underway;

•	Timely completion of the LN Phase 2b clinical trial;

•	receipt of marketing approvals from the FDA and other regulatory authorities with a commercially viable label;

•	securing and maintaining partners with sufficient expertise and resources to help in the continuing development and eventual commercialization of voclosporin;

•	maintaining suitable manufacturing and supply agreements to ensure commercial quantities of the product through validated processes;

•	acceptance and adoption of the product by the medical community and third-party payors; and

•	the ability of the Company to raise future financial resources if and when required. Future additional sources of capital could include payments from potential new licensing partners, equity financings, debt financings and/or the monetization of the Company’s intangible assets. There is no assurance of obtaining additional future financing through these arrangements or any arrangements on acceptable terms.

A detailed list of the risks and uncertainties affecting the Company can be found in the Company’s Annual Information Form which is filed on SEDAR and EDGAR. Additional risks and uncertainties of which the Company is unaware, or that it currently deems to be immaterial, may also become important factors that affect the Company.

Capital management

The Company’s objective in managing capital is to ensure a sufficient liquidity position to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

The Company defines capital as net equity, comprised of issued common shares, warrants, contributed surplus and deficit.

The Company’s objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations and finance its research and development activities, corporate, administration and business development expenses, working capital and overall capital expenditures.

Since inception, the Company has primarily financed its liquidity needs through public offerings of common shares and private placements. The Company has also met its liquidity needs through non-dilutive sources, such as debt financings, licensing fees from its partners and research and development fees.

There have been no changes to the Company’s objectives and what it manages as capital since the prior fiscal period. The Company is not subject to externally imposed capital requirements.

Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and other price risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the board of directors. Management identifies and evaluates the financial risks. The Company’s overall risk management program seeks to minimize adverse effects on the Company’s financial performance.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through the management of its capital structure and financial leverage. The Company successfully completed a $52 million private placement on February 14, 2014 which is expected to provide the Company with sufficient financial resources to conduct the LN Phase 2b clinical trial and other corporate, administration and business development activities until at least December 31, 2016. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors and/or the Audit Committee reviews and approves the Company’s operating budgets, as well as any material transactions out of the ordinary course of business. The Company invests its cash in term deposits and bank discount notes with 30 to 180 day maturities to ensure the Company’s liquidity needs are met.

Interest rate, credit and foreign exchange risk

The Company invests in cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, term deposits and bank discount notes which are all denominated in US dollars. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to its investment portfolio, due to the relative short-term nature of the investments and current ability to hold the investments to maturity.

The Company is exposed to financial risk related to the fluctuation of foreign currency exchange rates which could have a material effect on its future operating results or cash flows. Foreign currency risk is the risk that variations in exchange rates between the United State dollar and foreign currencies, primarily with the Canadian dollar, will affect the Company’s operating and financial results. The Company holds its cash reserves in US dollars and the majority of its expenses, including clinical trial costs are also denominated in US dollars, which mitigates the risk of foreign exchange fluctuations. The Company has not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk in 2014 or 2013.

CONTINGENCIES

i)	The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

ii)	The Company entered into indemnification agreements with its officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company does maintain liability insurance to limit the exposure of the Company.

iii)	The Company has entered into license and research and development agreements with third parties that include indemnification and obligation provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. These provisions may survive termination of the underlying agreement. The nature of the obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any payments under such agreements and no amount has been accrued in the accompanying audited consolidated financial statements.

NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ADOPTED BY THE COMPANY

The following standards have been adopted by the Company for the first time for the financial year beginning on or after January 1, 2014 and could have an impact on the Company:

•	Amendment to IAS 32, Financial Instruments: Presentation on offsetting financial assets and financial liabilities. This amendment clarifies that the right of set-off must not be contingent on a future event. It must also be legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment also considers settlement mechanisms. The amendment did not have a significant effect on the Company’s consolidated financial statements.

•	Amendments to IAS 36, Impairment of assets, on the recoverable amount disclosures for non-financial assets. This amendment removed certain disclosures of the recoverable amount of cash generating units (CGUs), which had been included in IAS 36 by the issuance of IFRS 13. The Company has applied the amendment and there has been no significant impact on the Company’s consolidated financial statements as a result.

•	Amendment to IAS 39, Financial Instruments: Recognition and measurement on the novation of derivatives and the continuation of hedge accounting. This amendment considers legislative changes to over-the-counter derivatives and the establishment of central counterparties. Under IAS 39 novation of derivatives to central counterparties would result in discontinuance of hedge accounting. The amendment provides relief from discontinuing hedge accounting when novation of a hedging instrument meets specified criteria. The amendment did not affect Company’s financial statements.

•	IFRIC 21, Levies, sets out the accounting for an obligation to pay a levy if that liability is within the scope of IAS 37, provisions. The interpretation addresses that the obligating event is that gives rise to the payment of a levy and when a liability should be recognized. The Company is not currently subjected to significant levies so the impact on the Company is not material.

Other standards, amendments and interpretations which are effective for the financial year beginning on January 1, 2014 are not material to the Company.

NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET ADOPTED

•	IFRS 9, Financial Instruments, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortised cost, fair value through other comprehensive income (OCI) and fair value through profit and loss (P&L). The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Company is yet to assess IFRS 9’s full impact.

•	IFRS 15, Revenue from Contracts with Customers, was issued in May 2014 by the IASB and supersedes IAS 18, Revenue, IAS 11, Construction Contracts’ and other interpretive guidance associated with revenue recognition. IFRS 15 provides a single model to determine how and when an entity should recognize revenue, as well as requiring entities to provide more informative, relevant disclosures in respect of its revenue recognition criteria. IFRS 15 is to be applied retrospectively or through the recognition of the cumulative effect to opening retained earnings and is effective for annual periods beginning on or after January 1, 2017, with earlier application permitted. We are currently in the process of evaluating the impact that IFRS 15 may have on our consolidated financial statements.

•	IAS 16, Property, Plant and Equipment, and IAS 38, Intangible Assets, addresses clarification of acceptable methods of depreciation and amortization. IAS 16 and IAS 38 are amended to: (i) clarify that the use of a revenue-based depreciation and amortization method is not appropriated, and (ii) provide a rebuttable presumption for intangible assets. The standard is effective for accounting periods on or after January 1, 2016. The Company is yet to assess IAS 16’s and IAS 38’s full impact.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting (“ICFR”) as defined in National Instrument 52-109 includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) are responsible for establishing and maintaining ICFR for Aurinia. They have, as at the financial year ended December 31, 2014 designed ICFR or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Because of its inherent limitations, ICFR may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, as of December 31, 2014, management evaluated the effectiveness of the Company’s ICFR based on the framework set forth in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluation under this framework, management concluded that the Company’s ICFR was effective as of December 31, 2014. Management intends to assess the effectiveness of the Company’s ICFR as of December 31, 2015 based on the 2013 COSO framework.

There were no changes in the Company’s ICFR during the year ended December 31, 2014 that materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures (“DC&P”) as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, are designed to provide reasonable assurance that all material information required to be publicly disclosed in the Company’s annual, interim filings and other reports filed or submitted by the Company under securities legislation is recorded, processed , summarized and reported within the time periods specified under securities legislation and include controls and procedures designed to ensure that information required to be so disclosed is accumulated and communicated to management including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions.

In designing and evaluating the Company’s disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.

The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2014, have concluded that the disclosure controls and procedures were adequate and effective to provide reasonable assurance that material information the Company is required to disclose on a continuous basis in interim and annual filings and other reports and news releases is recorded, processed, summarized and reported or disclosed on a timely basis as necessary.

UPDATED SHARE INFORMATION

As at March 26, 2015, the following class of shares and equity securities potentially convertible into common shares were outstanding:

Common shares
Convertible equity securities	31,985,000
Warrants outstanding	6,312,000
Stock options	2,303,000

On January 6, 2015 the Company granted 960,000 stock options with a term of five years at an exercise price of $4.25 CDN per common share to directors, officers and employees of the Company. Subsequent to December 31, 2014, the Company issued 143,000 common shares upon the exercise of warrants for proceeds of $343,000 CDN and issued 25,000 common shares upon the exercise of 25,000 stock options for proceeds of $87,000 CDN.

SUPPLEMENTAL INFORMATION

Selected Annual Information(expressed in thousands of dollars, except per share data)

	2014	2013	2012
	$	$	$
Statement of Operations
Revenues	278	969	6,166
Total expenses, net	(16,925)	(7,542)	(15,896)
Income tax recovery	—	3,911	—
Net loss for the year	(16,647)	(2,662)	(9,730)
Net loss per share	(0.57)	(0.42)	(2.81)
Weighted average number of common shares outstanding	29,158	6,344	3,552
Balance sheets
Working capital (deficiency)	30,715	(3,954)	(3,226)
Total assets	52,378	23,167	4,158
Total non-current financial liabilities	3,473	2,690	—
Shareholder’s equity (deficit)	45,106	13,313	(2,118)
Common shares outstanding	31,818	12,375	3,857

Quarterly Information (expressed in thousands of dollars except per share data)

Set forth below is unaudited consolidated financial data for each of the last eight quarters:

2014	Q1	Q2	Q3	Q4	Annual
	$	$	$	$	$
Revenues	67	71	72	68	278
Expenses
Research and development	1,040	2,547	2,433	3,092	9,112
Corporate, administration and business development	2,373	1,713	1,405	1,399	6,890
Restructuring and acquisition	569	403	60	36	1,068
Amortization and impairment of tangible and intangible assets	369	369	373	410	1,521
Contract services	8	10	11	8	37
Other expense (income)	899	(954)	(1,690)	42	(1,703)
Net loss for the period	(5,191)	(4,017)	(2,520)	(4,919)	(16,647)
Per common share ($)
Net loss per common share
Basic and diluted	(0.24)	(0.13)	(0.08)	(0.15)	(0.57)
Common Shares outstanding	31,354	31,369	31,577	31,818	31,818
Weighted average number of common shares outstanding	21,848	31,359	31,516	31,774	29,158

2013	Q1*	Q2*	Q3*^	Q4*^	Annual
Revenues	88	85	84	712	969
Expenses
Research and development	335	442	524	691	1,992
Corporate, administration and business development	494	413	492	899	2,298
Restructuring and acquisition	—	78	1,406	29	1,513
Amortization and impairment of tangible and intangible assets	82	80	79	591	832
Contract services	1	—	—	—	1
Other expense (income)	(38)	42	702	200	906
Income tax (recovery)	—	—	(3,911)	—	(3,911)
Net income (loss) for the period	(786)	(970)	792	(1,698)	(2,662)
Per common share ($)
Net loss – basic and diluted	(0.20)	(0.25)	0.15	(0.14)	(0.42)
Common Shares outstanding	3,857	4,311	12,374	12,375	12,375
Weighted average number of common shares outstanding	3,857	3,877	5,197	12,374	6,344

*	These figures have been restated from those originally presented as more fully described in note 3a to the audited consolidated financial statements for the year ended December 31, 2014.

^	On September 30, 2013 the Company completed a plan of arrangement with ILJIN and Aurinia Pharma Corp. and acquired Aurinia Pharma Corp. The Company determined a preliminary fair value of the reacquired rights, intellectual know-how and goodwill related to the plan of arrangement and acquisition of Aurinia Pharma Corp. However, at September 30, 2013 management was still in the process of determining the fair value of the assets and liabilities acquired and therefore the allocation between these asset categories was subject to change. Management completed the evaluation and made the final purchase price adjustments in the fourth quarter of 2013. As these adjustments related to the third quarter ended September 30, 2013 the Company restated the figures for the third and fourth quarters of 2013.

Summary of Quarterly Results

The primary factors affecting the magnitude of the Company’s losses in the various quarters are noted below and include the amortization of deferred revenue to revenues, the timing of research and development costs associated with the clinical development programs, timing of stock compensation expense and other specific one-time items including items noted below.

Other expense (income) reflected a gain on extinguishment of warrant liability of $1.75 million for the three months ended September 30, 2014.

Research and development costs for the three months ended June 30, 2014 reflected costs associated with the commencement of the recruitment and enrollment phase of the LN Phase 2b clinical trial.

Other expense (income) reflected gains on extinguishment of warrant liability and re-measurement of warrant liability of $438,000 and $646,000 respectively for the three months ended June 30, 2014.

The net loss for the three months ended June 30, 2014 included a non-cash stock option compensation expense of $435,000 while the net loss for the three months ended March 31, 2014 included a non-cash stock option compensation expense of $1.30 million related to the issuance of 1.19 million stock options in the first quarter of 2014.

The restated net income for the three months ended September 30, 2013 included acquisition and restructuring costs of $1.41 million, a gain on acquisition of Aurinia Pharma Corp. of $3.50 million, a loss on contract settlement with ILJIN of $4.27 million and a non-cash deferred income tax recovery of $3.91 million.

Fourth Quarter Analysis

The Company recorded a consolidated net loss of $4.92 million or $0.15 per common share for the fourth quarter ended December 31, 2014, compared to a consolidated net loss of $1.70 million or $0.14 per common share for the fourth quarter ended December 31, 2013.

The activities in the fourth quarter of 2014 were significantly changed from those in the same period in 2013 as the Company’s LN Phase 2b clinical trial was in full progress in the fourth quarter of 2014 as reflected by a significant increase in research and development costs to $3.09 million compared to $691,000 for the fourth quarter of 2013.

OUTLOOK

Aurinia Pharmaceuticals Inc. (the Company) was established on September 20, 2013 through the merger of Isotechnika Pharma Inc. (a Canadian public company) and Aurinia Pharma Corp. (a Canadian private company) as approved by shareholders on August 15, 3013. The Company is a publically-traded entity, listed on both the Toronto Stock Exchange (AUP) and the NASDAQ (AUPH).

The Company is a clinical-stage pharmaceutical company operating in the field of nephrology and is specifically focused on the development of its lead compound, voclosporin, to treat patients afflicted with LN. There is no compound approved in either North America or Europe to treat this devastating condition, and with the current standard of care, approximately 90% of patients still do not achieve satisfactory clinical results. Further, longitudinal studies have shown that patients who do not achieve adequate clinical remission through available treatments will, in 90% of cases, develop end-stage renal disease (ESRD) within ten years.

Aurinia’s clinical hypothesis is that by layering their lead compound, voclosporin, a calcineurin inhibitor, on top of the current standard of care in patients suffering from LN, that patient outcomes can be significantly and rapidly improved. To this end, Aurinia initiated a 258-patient Phase 2b, randomized, placebo-controlled clinical trial in the summer of 2014, with the projection to complete enrollment from 22 countries and approximately 85 sites in about one year. Following enrollment of the last clinical patient and six months of active treatment, the database will be un-blinded and the primary clinical objective evaluated.

To fund this trial and Company operations, Aurinia raised $52 million on February 14, 2014. At December 31, 2014, the Company held US$ 32.70 million in cash and short term investments, and is financially stable and capitalized through and past the time of trial completion. The corporate focus is on the successful clinical development of voclosporin to treat patients afflicted with lupus nephritis and execution against stated budgets, objectives, and tactical goals in order to accomplish this.